Exhibit 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco announces 2024 results; strong performance across all segments; Westinghouse distribution; strategy centered on marketing, production, financial discipline expected to generate full-cycle value; positive outlook for nuclear energy

Saskatoon, Saskatchewan, Canada, February 20, 2025 .. . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2024, in accordance with International Financial Reporting Standards (IFRS).

“Our 2024 full-year financial performance benefitted from strong fourth quarter results delivered by our uranium and Westinghouse segments,” said Tim Gitzel, Cameco’s president and CEO. “Although both net earnings and adjusted net earnings in 2024 were lower than in 2023 primarily due to the impact of purchase accounting related to the Westinghouse acquisition, our other key financial metrics improved significantly. We expect our strong financial performance to continue in 2025, driven by the supportive market conditions we are seeing throughout the fuel cycle and across the nuclear sector, and through the continued benefits flowing from our investment in Westinghouse. Over the coming year, we expect to continue investing to help ensure reliability and sustainability of our existing operations, while positioning ourselves for future production flexibility and growth – growth that will be strategic, deliberate, disciplined, and with a focus on generating full-cycle value.

“It was another positive year for the nuclear industry, with support for both existing nuclear reactors and nuclear new build continuing to grow. In fact, we believe the outlook for nuclear power and nuclear fuel fundamentals is more favourable than it has been for decades. Continued global geopolitical uncertainty is bringing energy security and national security into focus, which puts nuclear in what we believe is a durable growth mode, and as we see that growth translate into demand and a cycle of replacement rate contracting, we too expect to be back in durable growth mode. We believe the risks to uranium and nuclear fuel supplies and services are greater than the risks to demand, and we expect that will create a renewed focus on ensuring long-term availability of nuclear fuel supplies.

“This past year in our uranium segment, despite relatively muted long-term contracting volumes as utilities focused first on securing enrichment and conversion services, we continued to negotiate off-market contracts and selectively add to our long-term portfolio, which now totals approximately 220 million pounds. That only represents about a quarter of our current reserve and resource base, meaning we can be strategically patient in our contracting discussions, and we are retaining exposure to the improving demand from our customers. We continue to have a large and growing pipeline of uranium business under negotiation and our focus remains on obtaining market-related pricing mechanisms that benefit from a constructive price environment, while also providing adequate downside protection. In addition, strong demand driving prices to historic highs in the conversion market is being captured in additional long-term contracts in our fuel services segment, with total contracted volumes of approximately 85 million kgU of UF6 supporting our fuel services operations for years to come.

“We have more than 35 years of experience operating across the fuel cycle, and we have designed our strategy of full-cycle value capture to be resilient. Given the nature of nuclear fuel contracting and our long-term contract book, we have good visibility into when and where we need to deliver material, allowing us to carefully plan and prudently invest in our existing and potential supply sources, well into the future. When we consider the supply tools and flexibility we have in place to self-manage risk and to work with our customers to satisfy their ongoing fuel requirements, we can be selective and opportunistic with our sourcing of supply, including spot market purchases, and we can be disciplined when considering future investments in our primary supply pipeline.

“The positive market conditions that we expect to benefit our core uranium and fuel services businesses are also presenting significant future growth opportunities for Westinghouse, which we own with our partner Brookfield. In 2024, we saw continued interest in AP1000® new build opportunities in Poland, Bulgaria, Ukraine and Slovenia. In early 2025, Westinghouse announced a settlement agreement in its technology and export dispute with Korea Electric Power Corporation and Korea Hydro & Nuclear Power Co., Ltd., which resolves the dispute and establishes a framework for additional deployments outside of South Korea, to the mutual and material benefit of Westinghouse, KEPCO and KHNP.

“Cameco will continue to align our production with our contract portfolio and market opportunities, demonstrating that we continue to responsibly manage our supply in accordance with our customers’ needs. We will continue to look for opportunities to improve operational effectiveness, improve our safety performance and reduce our impact on the environment, including through the use of digital and automation technologies to allow us to operate our assets with more flexibility and efficiency. Thanks to our disciplined strategy, our balance sheet is strong, and we expect it will enable us to continue executing our strategy while self-managing risk, including risks related to global macro-economic uncertainty and volatility, and uncertain trade policy decisions.

“We are a responsible, commercial supplier with long-lived, tier-one assets, and a proven operating track record. We are invested across the nuclear fuel cycle and believe we have the right strategy to help achieve a secure energy future in a manner that reflects our values. Embedded in our decisions is a commitment to address the risks and opportunities that we believe will make our business sustainable over the long term.”

Summary of Q4 and 2024 results and developments:

•

Annual net earnings of $172 million; adjusted net earnings of $292 million: Annual results reflected a return to our tier-one production level, with higher sales volumes and an improvement in average realized prices as market conditions continued to improve, catalyzed by security of supply concerns. In 2024, we generated $905 million in cash from operations with full year adjusted EBITDA increasing by approximately 73% to over $1.5 billion compared to $884 million in 2023. Our 2024 annual results include $483 million in adjusted EBITDA from our investment in Westinghouse. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see page 5.

•

Fourth quarter net earnings of $135 million; adjusted net earnings of $157 million: Strong fourth quarter results in the uranium and Westinghouse segments contributed to the strong annual results. As expected, quarterly results were impacted by normal variations in contract deliveries and the timing of Westinghouse’s customer requirements, which were heavily weighted to the fourth quarter in 2024. Adjusted net earnings is a non-IFRS measure, see page 5.

•

Strong adjusted EBITDA from Westinghouse: Westinghouse reported a full-year net loss of $218 million (our share) as expected, due to the impact of purchase accounting, which required the revaluation of its inventories based on market prices at time of acquisition, and the expensing of some other non-operating acquisition-related transition costs. The impact of these items was largely isolated to the first half of 2024 and are expected to have a smaller impact in future years, although the increased depreciation and amortization charges related to purchase accounting, will impact Westinghouse’s net earnings on an ongoing basis. Our share of adjusted EBITDA, which we view as a measure that better reflects Westinghouse’s underlying performance, was $483 million for the year. Due to normal variability in the timing of its customer requirements, and delivery and outage schedules, we saw stronger performance from the Westinghouse segment in the fourth quarter, which we expect again in the fourth quarter of 2025. See Our earnings from Westinghouse in our annual MD&A for more information.

•

Westinghouse technology export: In January 2025, Westinghouse reached a resolution in its technology and export dispute with Korea Electric Power Corporation and Korea Hydro & Nuclear Power Co., Ltd., which establishes a framework for additional deployments to the mutual and material benefit of all parties.

•

Westinghouse distribution: In February 2025 we received $49 million (US), which represents our share of a $100 million (US) distribution paid by Westinghouse. This is the first distribution since the acquisition closed.

•

Strong uranium and conversion segment performance: In our uranium segment, we delivered 33.6 million pounds of uranium at an average realized price of $79.70 per pound. Our share of production was 23.4 million pounds in 2024, slightly higher than our expectation of about 23.1 million pounds as a result of record annual production from the Key Lake mill. In our fuel services segment, we delivered 12.1 million kgU under contract at an average realized price of $37.87 per kgU, and produced 13.5 million kgU, which was within our guidance range for 2024.

•

Record production at McArthur River/Key Lake: 2024 packaged production of 20.3 million pounds sets both a new annual production record for the Key Lake mill, as well as a world record for annual production from any uranium mill. The increased run rate was made possible in part by our off-cycle investments during care and maintenance in automation, digitization and optimization projects to improve the Key Lake mill. The mill also had access to sufficient ore feed material that included the ore mined at McArthur River in 2024 (which was lower than its plan), supplemented by broken ore inventory at McArthur River and Key Lake that was carried over from prior years and is now largely depleted. See Uranium – Tier-one operations – McArthur River/Key Lake in our 2024 annual MD&A.

•

Lower JV Inkai production: Production at Inkai continued to be impacted by the ongoing supply chain issues in Kazakhstan, most notably, related to the stability of sulfuric acid deliveries. As a result, total 2024 production from Inkai on a 100% basis was 7.8 million pounds (3.6 million pounds our share), 0.6 million pounds lower than in 2023. Issues at Inkai carried into 2025 when production was halted on January 1 at the direction of Kazatomprom, the controlling partner in the JV, due to the delayed submission of certain regulatory documents to Kazakhstan’s Ministry of Energy. Production resumed on January 23, 2025. Cameco and Kazatomprom continue to work with JV Inkai to determine the impact of the production suspension on the operation’s 2025 production plans. If Inkai production and/or deliveries vary from our expectations, committed purchases may vary and we will rely on our other sources of supply. See Uranium – Tier-one operations – Inkai in our 2024 annual MD&A.

•

Disciplined long-term contracting continues: As of December 31, 2024, in our uranium segment, we had commitments to deliver an average of about 28 million pounds of uranium per year from 2025 through 2029, with commitment levels higher than the average in 2025 through 2027, and lower than the average in 2028 and 2029. Our total portfolio of long-term contracts includes commitments for approximately 220 million pounds of uranium. We continue to have a large and growing pipeline of business under discussion. Our focus continues to be on obtaining market-related pricing mechanisms that benefit from a constructive price environment, while also providing adequate downside protection. In addition, with strong demand in the UF6 conversion market, we were successful in adding new long-term contracts that bring our total contracted volumes to over 85 million kgU of UF6, underpinning our fuel services operations for years to come.

•

Solid 2025 financial and operational outlook: In our uranium segment, we continued to execute our strategy in 2024, ramping up our tier-one assets and continuing to optimize performance and reliability. With continuing improvement of market conditions, the long-term contract book we have put in place, and an ongoing pipeline of both on and off-market contracting discussions, our plan is to produce 18 million pounds (100% basis) at each of McArthur River/Key Lake and Cigar Lake in 2025. We are also undertaking capital projects to help ensure reliability and sustainability of our existing operations, including projects to address aging infrastructure and potential bottlenecks at the Key Lake mill and the advancement of freezing at the McArthur River mine. While no decision on changes to future production levels has been made, we will continue to position ourselves for future production flexibility. Following the halt of production in January 2025 at Inkai, production plans for 2025 and subsequent years remain uncertain, and we remain in discussions with JV Inkai and our partner, Kazatomprom, to determine our purchase obligation for 2025. In our fuel services segment, we plan to produce between 13 million and 14 million kgU in 2025 to satisfy our book of long-term business for conversion and fuel services. As a result of these plans, we expect strong financial performance in 2025, including cash flow generation. See Outlook for 2025 and Uranium – Tier-one operations in our 2025 annual MD&A.

•	Maintaining financial discipline and balanced liquidity to execute on strategy:

•

Strong balance sheet: As of December 31, 2024, we had $600 million in cash and cash equivalents, and $1.3 billion in total debt. We successfully refinanced $500 million senior unsecured debentures in 2024. The refinanced debt matures in 2031 with credit spreads reflective of a higher credit rating than we have currently been assigned. In addition, we have a $1.0 billion undrawn credit facility, which matures October 1, 2028. We expect strong cash flow generation in 2025.

•

Focused debt reduction: Thanks to our risk-managed financial discipline and strong cash flow generation, in 2024 we made repayments of $400 million (US) on the $600 million (US) floating-rate term loan that was used to finance the acquisition of Westinghouse. In January 2025, we made the final repayment of $200 million (US), extinguishing the term loan.

•

JV Inkai dividend: In 2024, we received a cash dividend from JV Inkai totaling $129 million (US), net of withholdings. JV Inkai distributes excess cash, net of working capital requirements, to the partners as dividends. See Uranium – Tier-one operations – Inkai in our 2024 annual MD&A.

•

Increased annual dividend: In November, the board of directors approved an increase to the annual dividend from $0.12 per common share in 2023, to $0.16 per common share in 2024. In addition, to recognize the return to our tier-one run rate, and in line with the principles of our capital allocation framework, we have recommended to our board of directors a dividend growth plan for consideration. Based on this plan, we expect an annual increase of at least $0.04 per common share in each of 2025 and 2026 to achieve a doubling of the 2023 dividend from $0.12 per common share, to $0.24, per common share.

Consolidated financial results

	THREE MONTHS ENDED		YEAR ENDED
CONSOLIDATED HIGHLIGHTS	DECEMBER 31		DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2024	2023	2024	2023
Revenue	1,183	844	3,136	2,588
Gross profit	250	133	783	562
Net earnings attributable to equity holders	135	80	172	361
$ per common share (basic)	0.31	0.18	0.40	0.83
$ per common share (diluted)	0.31	0.18	0.39	0.83
Adjusted net earnings (non-IFRS, see page 5)[1]	157	108	292	383
$ per common share (adjusted and diluted)	0.36	0.25	0.67	0.88
Adjusted EBITDA (non-IFRS, see page 5)	524	336	1,531	884
Cash provided by operations	530	201	905	688

[1]

In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We restated comparative periods to reflect this change.

The 2024 annual financial statements have been audited; however, the 2023 fourth quarter and 2024 fourth quarter financial information presented is unaudited. You can find a copy of our 2024 annual MD&A and our 2024 audited financial statements on our website at cameco.com.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 5) in the three months and year ended December 31, 2024, compared to the same period in 2023.

		THREE MONTHS ENDED		YEAR ENDED
	CHANGES IN EARNINGS	DECEMBER 31		DECEMBER 31
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings - 2023	80	108	361	383

	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	29	29	22	22
	Higher realized prices ($US)	107	107	390	390
	Foreign exchange impact on realized prices	11	11	26	26
	Higher costs	(30)	(30)	(203)	(203)

	change – uranium	117	117	235	235

Fuel services	Impact from sales volume changes	—	—	2	2
	Higher realized prices ($Cdn)	13	13	27	27
	Higher costs	(16)	(16)	(47)	(47)

	change – fuel services	(3)	(3)	(18)	(18)

	Other changes
	Higher administration expenditures	(18)	(18)	(7)	(7)
	Higher exploration expenditures	(7)	(7)	(17)	(17)
	Change in reclamation provisions	70	7	30	(3)
	Change in gains on derivatives	(198)	(6)	(221)	(10)
	Change in unrealized foreign exchange gains or losses	50	(5)	50	(6)
	Change in earnings from equity-accounted investees	10	(32)	(165)	(122)
	Change in share-based compensation	—	5	—	(19)
	Lower finance income	(16)	(16)	(91)	(91)
	Higher finance costs	16	16	(31)	(31)
	Change in income tax recovery or expense	29	(14)	41	(7)
	Other	5	5	5	5

	Net earnings - 2024	135	157	172	292

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly-titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results. The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation, and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2024 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2024 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 16 of our annual financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 12 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity accounted investees and recorded in other expenses in the investee information (see note 12 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

The following table reconciles adjusted net earnings with our net earnings for the three months and years ended December 31, 2024, and 2023.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31		DECEMBER 31
($ MILLIONS)	2024	2023	2024	2023
Net earnings attributable to equity holders	135	80	172	361

Adjustments
Adjustments on derivatives	133	(59)	152	(59)
Unrealized foreign exchange gains	(56)	(1)	(66)	(10)
Share-based compensation	17	12	44	63
Adjustments on other operating expense (income)	(23)	40	(35)	(2)
Income taxes on adjustments	(37)	6	(46)	2
Adjustments on equity investees (net of tax):
Inventory purchase accounting	3	20	53	20
Acquisition-related transition costs	—	—	22	—
Unrealized foreign exchange losses (gains)	(16)	10	(7)	8
Long-term incentive plan	1	—	3	—

Adjusted net earnings	157	108	292	383

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the adjusted net earnings definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gain/loss on undesignated hedges, transaction costs related to acquisitions and gain/loss on disposition of a business.

We also adjust for the unwinding of the effect of purchase accounting on the sale of inventories which is included in our share of earnings from equity-accounted investee and recorded in the cost of products and services sold in the investee information (see note 12 to the financial statements).

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, and adjusted EBITDA margin are measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the table below reconciles earnings before income taxes with EBITDA and adjusted EBITDA for the fourth quarters and years ended 2024 and 2023.

For the year ended December 31, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	904	108	(218)	(622)	172
Depreciation and amortization	239	37	—	5	281
Finance income	—	—	—	(21)	(21)
Finance costs	—	—	—	147	147
Income taxes	—	—	—	85	85

	1,143	145	(218)	(406)	664
Adjustments on equity investees
Depreciation and amortization	23	—	357	—	380
Finance income	(1)	—	(4)	—	(5)
Finance expense	—	—	225	—	225
Income taxes	58	—	(61)	—	(3)

Net adjustments on equity investees	80	—	517	—	597

EBITDA	1,223	145	299	(406)	1,261
Gain on derivatives	—	—	—	152	152
Other operating income	(35)	—	—	—	(35)
Share-based compensation	—	—	—	44	44
Unrealized foreign exchange gains	—	—	—	(66)	(66)

	(35)	—	—	130	95
Adjustments on equity investees
Inventory purchase accounting	—	—	71	—	71
Acquisition-related transition costs	—	—	29	—	29
Other expenses	—	—	78	—	78
Foreign exchange gains	(9)	—	2	—	(7)

Net adjustments on equity investees	(9)	—	184	—	175

Adjusted EBITDA	1,179	145	483	(276)	1,531

[1]	JV Inkai EBITDA is included in the uranium segment. See Financial results by segment – Uranium in our 2024 annual MD&A.

For the year ended December 31, 2023:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	606	129	(24)	(350)	361
Depreciation and amortization	175	35	—	10	220
Finance income	—	—	—	(112)	(112)
Finance costs	—	—	—	116	116
Income taxes	—	—	—	126	126

	781	164	(24)	(210)	711
Adjustments on equity investees
Depreciation and amortization	14	—	61	—	75
Finance income	—	—	(2)	—	(2)
Finance expense	—	—	30	—	30
Income taxes	42	—	(7)	—	35

Net adjustments on equity investees	56	—	82	—	138

EBITDA	837	164	58	(210)	849
Loss on derivatives	—	—	—	(59)	(59)
Other operating income	(2)	—	—	—	(2)
Share-based compensation	—	—	—	63	63
Unrealized foreign exchange gains	—	—	—	(10)	(10)

	(2)	—	—	(6)	(8)
Adjustments on equity investees
Inventory purchase accounting	—	—	27	—	27
Other expenses	—	—	8	—	8
Foreign exchange gains	—	—	8	—	8

Net adjustments on equity investees	—	—	43	—	43

Adjusted EBITDA	835	164	101	(216)	884

[1]	JV Inkai EBITDA is included in the uranium segment. See Financial results by segment - Uranium in our 2024 annual MD&A.

The following Westinghouse financial outlook for 2025 is reported in Canadian dollars and prepared in accordance with IFRS and reflects Cameco’s 49% ownership share. It reconciles the Westinghouse outlook for net earnings with EBITDA and adjusted EBITDA.

CAMECO SHARE (49%)	$USD MILLIONS
Net loss	(20-70)
Depreciation and amortization	260-275
Finance income	(1-2)
Finance costs	120-135
Income tax expense (recovery)	5-(10)

EBITDA	320-370
Inventory purchase accounting	1-5
Restructuring costs	15-30
Other expenses	10-25

Adjusted EBITDA	355-405

The outlook for adjusted EBITDA from Westinghouse for 2025 and its growth over the next five years are based on the following assumptions:

•

A compound annual growth rate in revenue from its core business of 6% to 8%, which is slightly higher than the anticipated average growth rate of the nuclear industry based on the World Nuclear Association’s Reference Case. In addition to orders for PWR reactor fuel and services, this includes orders for VVER, BWR fuel and services, and a phase out of AGR fuel. The outlook assumes that work is fulfilled on the timelines and scope expected based on current orders received, and additional work is secured based on past trends. The expected margins for the core business are aligned with the historic margins of 16% to 19%, with the variability expected to come from product mix compared to in previous years.

•

Growth in its new build business from new AP1000 reactor projects based on agreements that have been signed and announcements where AP1000 technology has been selected. This includes Poland, Bulgaria and Ukraine, as well as the expected benefit over this period for deployment of reactor designs using Westinghouse’s technology. It is assumed that work on announced agreements and announced selections to be done by Westinghouse would proceed on the timelines and revenue pattern noted under the New Build Framework. A delay in project timelines or cancellation of announced projects would result in a growth rate near the bottom of the range. The top of the growth range assumes the announced projects continue and two additional projects are secured within the timeframe from the group of planned and proposed projects. For all new build projects, the growth assumes Westinghouse undertakes only the Engineering and Procurement work required prior to a new reactor project breaking ground, which is a small component of the overall potential.

•

Estimates and assumptions, including growth capital timelines, new build development timelines for both announced and potential reactor builds which are subject to regulatory approval, as well as risks related to the current geopolitical and macro-economic environment, may differ significantly from those assumed.

•

Contributions from new technologies are outside the 5-year time frame. Timelines for investment in research and development for new technologies, including the eVinci™ microreactor and AP300™ small modular reactor, may differ from that assumed.

•

The outlook for capital expenditures includes growth capex for expansion of fuel fabrication capabilities, as well as work to evaluate cost, timeline and infrastructure required to bring back conversion capacity and consider the potential future opportunities at the Springfields site in the UK. As with Cameco’s other investments, planning for this site will align with market opportunities.

Selected segmented highlights

			THREE MONTHS ENDED DECEMBER 31			YEAR ENDED DECEMBER 31
HIGHLIGHTS			2024	2023	CHANGE	2024	2023	CHANGE
Uranium	Production volume (million lbs)		6.1	5.7	7%	23.4	17.6	33%
	Sales volume (million lbs)		12.8	9.8	30%	33.6	32.0	5%
	Average realized price[1]	($US/lb)	58.45	52.35	12%	58.34	49.76	17%
		($Cdn/lb)	80.90	71.65	13%	79.70	67.31	18%
	Revenue ($ millions)		1,035	700	48%	2,677	2,153	24%
	Gross profit ($ millions)		213	96	>100%	681	445	53%
	Earnings before income taxes		289	122	>100%	904	606	49%
	Adjusted EBITDA[2]		391	231	70%	1,179	835	41%
Fuel services	Production volume (million kgU)		3.6	3.7	(3)%	13.5	13.3	2%
	Sales volume (million kgU)		4.2	4.2	—	12.1	12.0	1%
	Average realized price[3]	($Cdn/kgU)	35.41	32.19	10%	37.87	35.61	6%
	Revenue ($ millions)		148	134	10%	459	426	8%
	Earnings before income taxes		37	40	(8)%	108	129	(16)%
	Adjusted EBITDA[2]		49	51	(4)%	145	164	(12)%
	Adjusted EBITDA margin (%)[2]		33	38	(13)%	32	38	(16)%
Westinghouse	Revenue		841	521	61%	2,892	521	>100%
(our share)	Net earnings (loss)		9	(24)	> (100%)	(218)	(24)	>100%
	Adjusted EBITDA[2]		162	101	60%	483	101	>100%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 5.

[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Management’s discussion and analysis (MD&A) and financial statements

The 2024 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2024, as compared to the same periods last year, and our outlook for 2025. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at www.sedarplus.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River, Cameco

•	Daley McIntyre, general manager, Key Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

CIGAR LAKE

•	Kirk Lamont, general manager, Cigar Lake, Cameco

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our views regarding the outlook for nuclear energy and nuclear fuel fundamentals never having been more favourable; our expectation of strong financial performance and cash flow generation in 2025 driven by market conditions and through the continued benefits of our investment in Westinghouse, including our belief that Westinghouse is well-positioned for long-term growth, and our expected share of its adjusted EBITDA for 2025 and growth over the next five years; our expectation that Westinghouse’s investments in new technologies will be made in accordance with Westinghouse’s current business plan and our expectations regarding the effects on Westinghouse’s adjusted EBITDA; our expectation to continue investing to help ensure reliability and sustainability of our existing operations, while positioning us for future production flexibility and growth; our views regarding supply and demand for nuclear power, that the risks to uranium and nuclear fuel supplies and services are greater than the risk to demand, and our expectation of a renewed focus on ensuring long-term availability of nuclear fuel supplies; our ability to operate our assets sustainably, and our expectations regarding the value they will generate for us; our views regarding the impact on the nuclear power industry of geopolitical events; our ability to invest in our existing and potential supply sources; the durability of the nuclear industry and our growth, and our ability to pursue growth and generate full-cycle value; our contract portfolio strategy and pipeline of business; our supply plans, including production levels at McArthur River/Key Lake, Cigar Lake and Inkai, as well as at our fuel services segment; our capital projects plans; our ability to continue to be resilient and to position ourselves for future production flexibility; our belief that we have the right strategy to help achieve a secure energy future in a manner that reflects our values; our views regarding the long-term sustainability of our business and our ability to self-manage risk; our expectations for dividend payments in 2025 and 2026; and the expected date for announcement of our 2025 first quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or otherwise be unable to achieve expected growth; the risk that we may not be able to implement changes to future operating and production levels for Cigar Lake and McArthur River/Key Lake and Inkai, or at our fuel services segment, to the planned levels within the expected timeframes, or that the costs involved in doing so, exceed our expectations; the risk that our revenues and cash flows may not achieve the levels expected; the risk of Inkai shipment delays due to the continuation or outcome of the conflict between Ukraine and Russia; the risk that we may not be able to meet sales commitments for any reason; the risk that we may not be able to continue to be resilient or continue to improve our financial performance; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty and political volatility; risks associated with the application of, or developments in, laws or regulations that affect us or any of our joint ventures, including mining regulations, taxes, tariffs and sanctions; the risk that we may not be able to implement our business objectives in a manner consistent with our values; the risk that any of the strategies that we or any of our joint ventures are pursuing may prove unsuccessful, or that that may not be executed successfully; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies, including planned operating and production changes; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the absence of new and adverse government regulations, policies or decisions, including the application of, or developments in, laws that may adversely affect us, such as mining regulations, taxes, tariffs and sanctions; that there will not be any significant unanticipated adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, and economic or political uncertainty and volatility; and our ability to announce future financial results when expected.

Please also review the discussion in our 2024 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Thursday, February 20, 2025, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (844) 763-8274 (Canada and US) or (647) 484-8814. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, April 20, 2025, by calling (855) 669-9658 (Canada and US) or (412) 317-0088 (Passcode 6056817)

2025 first quarter report release date

We plan to announce our 2025 first quarter results before markets open on May 1, 2025.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

– End –

Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com